UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

AMARILLO BIOSCIENCES, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
02301P20 5
(CUSIP Number)
Stephen T. Chen, PhD 31 Service Drive Wellesley, MA 02482
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 12, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02301P20 5	13D

1.	NAMES OF REPORTING PERSONS Stephen T. Chen, PhD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States & Taiwan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,696,980
	8.	SHARED VOTING POWER 763
	9.	SOLE DISPOSITIVE POWER 2,696,980
	10.	SHARED DISPOSITIVE POWER 763

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,697,743
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.39%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.  Security and Issuer.
Common Stock
Amarillo Biosciences, Inc.
4134 Business Park Drive
Amarillo, Texas 79110-4225

Item 2.  Identity and Background.

a.	Name: Stephen T. Chen, PhD

b.	Residence or Business Address: 31 Service Drive, Wellesley, MA 02482

c.
Occupation: Dr. Stephen T. Chen is President, CEO and Chairman of the Board for Amarillo Biosciences, Inc., Dr. Chen also serves as CEO of STC International, Inc. a New Jersey Corporation and CEO and Chairman of ACTS Biosciences, Inc., a Delaware Corporation.

d.	Convictions: None

e.	Civil Judgments: None

f.	Citizenship: The person filing this statement holds dual citizenship of the United States of America and Taiwan.

Item 3.  Source or Amount of Funds or Other Consideration.
Personal Funds

Item 4.  Purpose of Transaction.
State the purpose or purposes of the acquisition of securities of the issuer:

The shares of Common Stock covered by this Schedule 13D were acquired for investment purposes in the ordinary course of business.

Describe any plans or proposals which relate to or would result in:

a.	An Acquisition or Disposition: None

b.	A Corporate Transaction: None

c.	A Sale or Transfer of Assets: None

d.	A Change in Board of Directors: None

e.	A Change in Capitalization: None

f.	Other Material Change: None

g.	Changes to Charter: None

h.	Causing Delisting: None

i.	Termination of Registration: None

j.	A Similar Action: None

Item 5. Interest in Securities of the Issuer.

a.	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2.
Stephen T. Chen beneficially owns a total of 2,697,743 shares or 13.39% of outstanding shares.

b.
For each person named, indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

The reporting person has the sole power to vote and dispose of 2,696,980 shares and shares the power to vote and dispose of 763 shares. The person with whom Dr. Chen shares the power to vote and dispose of said 763 shares is his spouse, Virginia M. Chen. Virginia M. Chen is not employed outside the home, has no convictions or civil judgements required to be reported, and holds citizenship in the U.S. and Taiwan.

c.	Describe any transactions that were effected during the past sixty days or since the most recent filing of Schedule 13D.

Effective October 8, 2015, the reporting person, Stephen T. Chen, received an aggregate of 2,650,929 shares of the class of securities reported on, consisting of 2,012,128 shares issued to him directly, and 638,801 shares issued to his controlled corporation, STC International, Inc.  All such shares were received by purchase from The Yang Group; the 2,012,128 shares issued to Stephen T. Chen, individually, were transferred in consideration of $100,110 advanced by Dr. Chen to The Yang Group during the recent bankruptcy reorganization of the issuer, for an effective price of $.05 per share; and the 638,801 shares issued to STC International, Inc. were transferred in consideration of $76,656 advanced by STC International, Inc. to The Yang Group during the recent bankruptcy reorganization of the issuer, for an effective price of $.12 per share.

d.	If any other person is known to have the right to receive or direct dividends or proceeds from the sale of securities, a statement to that effect should be included: None

e.	The date the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: (If applicable)

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Relationships with Respect to Securities of the Issuer:  None

Describe any contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer: None

Item 7.  Material to Be Filed as Exhibits. None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2015	/s/ Stephen T. Chen
Stephen T. Chen
Owner

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).